August 8, 2016 VIA EDGAR John Reynolds Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549	J. Craig Walker craig.walker@klgates.com T +1 312 807 4321

Re:	Hecla Mining Company
Registration Statement on Form S-4
Filed June 29, 2016
Amendment No. 1 to Registration Statement on Form S-4
Filed August 1, 2016
Amendment No. 2 to Registration Statement on Form S-4
Filed August 8, 2016
File No. 333-212313

Dear Mr. Reynolds:

This letter sets forth the responses of Hecla Mining Company (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 4, 2016, which pertain to Amendment No. 1, submitted to the Commission on August 1, 2016, to the above referenced the Registration Statement on Form S-4, originally filed by the Registrant with the Commission on June 29, 2016 (as amended, the “Registration Statement”).

Through EDGAR, the Registrant is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, we are enclosing with this response letter a marked copy of the Registration Statement as amended by Amendment No. 2.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Registrant’s response.

Board of Directors and Management of Mines Management Following the Merger, Page 62

1.	We note your response to comment 4. Specifically, please disclose who the “certain directors and executive officers of Hecla” are that will become the directors and executive officers of Mines Management.

K&L GATES LLP

70 W. MADISON ST. SUITE 3100 CHICAGO IL 60602

T +1 312 372 1121 F +1 312 827 8000 klgates.com

The disclosure under this heading on page 62 has been revised to read in its entirety as follows:

At the effective time, the following officers of Hecla will become all of the directors and executive officers of Mines Management: Luther J. Russell, Vice President—External Affairs of Hecla, will serve as President and a director of Mines Management; Robert D. Brown, Vice President—Corporate Development of Hecla, will serve as Vice President and a director of Mines Management; Lawrence P. Radford, Senior Vice President—Operations of Hecla, will serve as a director of Mines Management; Carolyn S. Turner, Treasurer of Hecla, will serve as Treasurer of Mines Management; and Tami D. Whitman, Assistant Corporate Secretary of Hecla, will serve as Secretary of Mines Management. At the effective time, the current directors and executive officers of Mines Management will resign.

Litigation Relating to the Merger, page 66

2.	We note your revised disclosure stating that a complaint was filed in federal court in a class action lawsuit related to the merger. Please supplementally provide us with a copy of the complaint.

We delivered separately to the Staff on August 5, 2016, on a supplemental basis, a hard copy of the complaint that was filed in federal court in a putative class action lawsuit related to the merger.

The Registrant acknowledges that the Registrant, its management, and all other persons who are responsible for the filing recognize that they are responsible for the accuracy and adequacy of the disclosures in the filing and for ensuring that the filing contains all information that the Securities Act of 1933, as amended (the “Securities Act”), and all applicable Securities Act rules require.

In addition, the Registrant acknowledges in connection with any request for the acceleration of the effective date of the Registration Statement that:

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 8, 2016

Please direct your questions or comments regarding the Registrant’s responses or Amendment No. 2 to the undersigned at (312) 807-4321 or craig.walker@klgates.com.

Regards,

K&L Gates LLP

By:	/s/ J. Craig Walker
Name: J. Craig Walker

cc:	Ronald E. Alper, United States Securities and Exchange Commission
Michael Killoy, United States Securities and Exchange Commission
David Link, United States Securities and Exchange Commission
David C. Sienko, Hecla Mining Company

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August 8, 2016